Filed Pursuant to Rule 433

Registration Statement No. 333-218460-01

Relating to Preliminary Prospectus Supplement dated August 19, 2019 and

Prospectus dated June 2, 2017

BOSTON PROPERTIES PRICES $700.0 MILLION OFFERING OF SENIOR UNSECURED NOTES

BOSTON, MA, August 19, 2019 – Boston Properties, Inc. (NYSE: BXP), the largest publicly-traded developer, owner and manager of Class A office properties in the United States, announced today that its operating partnership, Boston Properties Limited Partnership (“BPLP”), has agreed to sell $700.0 million of 2.900% senior unsecured notes due 2030 in an underwritten public offering through BofA Securities, Inc., Citigroup Global Markets Inc., Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, Wells Fargo Securities, LLC, BNY Mellon Capital Markets, LLC, Jefferies LLC, Morgan Stanley & Co. LLC, SunTrust Robinson Humphrey, Inc., TD Securities (USA) LLC and U.S. Bancorp Investments, Inc., as joint book-running managers. The notes were priced at 99.954% of the principal amount to yield 2.905% to maturity. The notes will mature on March 15, 2030, unless earlier redeemed. The offering is expected to close on September 3, 2019, subject to the satisfaction of customary closing conditions.

The estimated net proceeds from this offering are expected to be approximately $693.8 million. BPLP intends to use the net proceeds from the sale of the notes to fund the redemption of the $700.0 million aggregate principal amount of its outstanding 5.625% senior notes that are scheduled to mature on November 15, 2020 (the “2020 Notes”). Following the pricing of the offering, BPLP delivered notice to the trustee that it exercised its right to redeem the 2020 Notes on September 18, 2019. Pending such use, BPLP may invest the net proceeds in short-term, interest-bearing deposit accounts.

In connection with the redemption of the 2020 Notes, BPLP estimates that it will recognize a loss of approximately $0.17 per diluted share in the third quarter of 2019 related to the early extinguishment of debt. In addition, the Company estimates the refinancing will reduce 2019 diluted FFO per share by approximately $0.14 per share, reflecting the loss on early extinguishment of debt, interest savings associated with this refinancing and interest earned on the net proceeds of the offering pending the redemption. Neither this offering nor the impact of the redemption of the 2020 Notes was previously reflected in Boston Properties’ earnings guidance for third quarter or full year 2019.

BPLP has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents BPLP has filed with the Securities and Exchange Commission for more complete information about BPLP and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may obtain a copy of the prospectus and related prospectus supplement from BofA Securities, Inc., 200 North College Street, 3rd Floor, Charlotte, North Carolina 28255, Attention: Prospectus Department, or by email at dg.prospectus_requests@baml.com; Citigroup Global Markets Inc., 388 Greenwich Street, New York, New York 10013, or by calling (800) 831-9146; Deutsche Bank Securities Inc., 60 Wall Street, New York, NY 10005, Attention: Prospectus Group, or by email at prospectus.CPDG@db.com, or by calling (800) 503-4611; J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York 10179, Attention: Investment Grade Syndicate Desk, or by calling collect at (212) 834-4533; and Wells Fargo Securities, LLC, 608 2nd Avenue South, Suite 1000, Minneapolis, MN 55402, Attention: WFS Customer Service, or by email at wfscustomerservice@wellsfargo.com, or by calling (800) 645-3751.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of these securities in any state in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Boston Properties (NYSE: BXP) is the largest publicly-held developer and owner of Class A office properties in the United States, concentrated in five markets— Boston, Los Angeles, New York, San Francisco and Washington, DC. The Company is a fully integrated real estate company, organized as a real estate investment trust (REIT), that develops, manages, operates, acquires and owns a diverse portfolio of primarily Class A office space. The Company’s portfolio totals 50.9 million square feet and 193 properties, including twelve properties under construction.

This press release contains forward-looking statements within the meaning of the Federal securities laws. You can identify these statements by our use of the words “will,” “expects,” “intends” and similar expressions that do not relate to historical matters. You should exercise caution in interpreting and relying on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond Boston Properties’ control and could materially affect actual results, performance or achievements. These factors include, without limitation, Boston Properties’ ability to satisfy the closing conditions to the pending transaction described above, potential changes in interest rates prior to the redemption of the 2020 Notes that could increase or decrease the loss from early extinguishment of debt incurred in connection with the redemption of the 2020 Notes and other risks and uncertainties detailed from time to time in Boston Properties’ filings with the SEC. Boston Properties does not undertake a duty to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

AT THE COMPANY

Mike LaBelle

Executive Vice President

Chief Financial Officer and Treasurer

617.236.3352

Sara Buda

Vice President, Investor Relations

sbuda@bxp.com

617.236.3429